SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:  CABRE CORP

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  127107209000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    November 27, 1996


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   127107209000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   51,460

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  51,460

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   51,460

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.68%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     This Schedule 13D (this "Schedule") relates to the common stock, par value $2.00 per share ("Shares"), of Cabre Corp, a Delaware corporation (the
"Company"), with principal executive offices located at 1209 Orange Street, Wilmington, Delaware 19801.

Item 2.  IDENTITY AND BACKGROUND

     (a), (b) and (c) This Schedule is being filed by Asset Value Fund Limited Partnership ("Asset Value"), a limited partnership engaged in investing in securities. The sole general partner of Asset Value is Asset Value Management, Inc., ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), whose principal business is the operation of T. R. Winston & Company, Inc. ("TRW"), its wholly-owned subsidiary. TRW is a securities broker-dealer registered with the National Association of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent and TRW maintain offices at 376 Main Street, Bedminster, New Jersey 07921. (See Exhibits A and B for information, including addresses and principal businesses or occupations, about the executive officers and directors of Asset Value Management and Kent, respectively.)

     (d) During the past five years, none of Asset Value, Asset Value Mangement, Kent, and any of the persons listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Asset Value is a New Jersey limited partnership, and Asset Value Management and Kent are Delaware corporations. TRW is a New Jersey corporation. All individuals listed on Exhibits A and B are citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of December 6, 1996, Asset Value has acquired 51,460 Shares at an aggregate purchase price of $57,676.70, including brokerage commissions. Asset Value purchased the Shares with its cash reserves.

Item 4.  PURPOSE OF TRANSACTION.

     Asset Value has acquired the Shares for capital appreciation. Asset Value currently intends to acquire additional Shares from time to time in open market or private transactions but, depending on future developments relating to general economic conditions or alternative investment opportunities, may also determine from time to time, or at any time, to sell or otherwise dispose of some or all of its Shares.

     Except as otherwise indicated herein, Asset Value has no plans or proposals which relate to or would result in any of the actions or matters referred to in the text of Item 4 of Schedule 13D.

     Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on December 6, 1996, Asset Value beneficially owned 51,460 Shares, representing 5.68% of Shares reported as outstanding in the Company's Form 10-QSB for the quarter ended August 31, 1996.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares effected by Asset Value in the sixty days preceding the date of this Statement, the dates of such transactions, and the per Share purchase price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Executive Officers and Directors of Asset Value Management Exhibit B - Executive Officers and Directors of Kent
         Exhibit C -  Transactions in Shares for the past 60 days

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 6, 1996


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                   EXHIBIT A

              ASSET VALUE MANAGEMENT (See Item 2 of this Schedule)

                        Executive Officers and Directors


NAME AND BUSINESS ADDRESS                    PRESENT POSITION(S) WITH ADDRESS
-------------------------                    ---------------------------------

Paul O. Koether                              See Exhibit B for information about
                                             Mr. Koether

John W. Galuchie, Jr.                        See Exhibit B for information about
                                             Mr. Galuchie

                                   EXHIBIT B

                       KENT (See Item 2 of this Schedule)

                        Executive Officers and Directors

NAME AND BUSINESS ADDRESS*                   PRESENT POSITION(S) WITH ADDRESS*
-------------------------                    ---------------------------------

Paul O. Koether                              Chairman, President and Director
                                             of Kent

                                             Registered Representative, Chairman
                                             and Director of TRW

                                             President and Director of Asset
                                             Value Management

                                             Chairman, President and Director
                                             Pure World, Inc. ("Pure World")
                                             (Engaged in the business of
                                             manufacturing and distrubuting
                                             natural products)

                                             Chariman, President and Director
                                             Sun Equities Corporation ("Sun")
                                             (Sun is a closely-held private
                                             company, the business of which is
                                             to own shares of other
                                             corporations.  Sun and parties
                                             affiliated with Sun own
                                             approximately 38 percent of Pure
                                             World's outstanding common stock)

                                             General Partner
                                             Shamrock Associates
                                             (Investment limited partnership;
                                             owner of approximately 39 percent
                                             of Kent's outstanding common stock)

                                             Chairman, President and Director
                                             American Metals Service, Inc.
                                             ("AMTS")
                                             (Engaged in redeploying its assets)


*Unless  otherwise  designated,  the  address   of  the  executive  officers,
directors,  and companies referred herein, is 376 Main Street,  Bedminster,  New
Jersey 07921.


John W. Galuchie, Jr.                        Vice President and Treasurer of
                                             Kent

                                             Secretary, Treasurer and Director
                                             of Asset Value Management

                                             Registered Representative,
                                             President, Treasurer and Director
                                             of TRW

                                             Vice President and Director of Sun

                                             Executive Vice President, Treasurer
                                             and Secretary of Pure World

                                             Vice President, Treasurer and
                                             Director of AMTS


M. Michael Witte                             Director of Kent
1120 Granville Avenue
Suite 102                                    President
Los Angeles, CA  90049                       M.M. Witte & Associates, Inc.
("1120 Granville")                           1120 Granville
                                             (Oil and gas consulting and
                                             investment management)

                                             Co-Chairman
                                             The American Drilling Company, LLC
                                             1301 Montana Avenue
                                             Suite D
                                             Santa Monica, CA  90402
                                             (Oil and gas exploration and
                                             production)

                                             President and Chief Executive
                                               Officer
                                             South Coast Oil Corporation
                                             800 W. 6th Street
                                             Pacific Financial Center
                                             Suite 1600
                                             Los Angeles, CA  90017


Casey K. Tjang                               Director of Kent
350 Fifth Avenue
Empire State Building                        Chief Finanical Officer and
Room 3922                                     Secretary
New York, NY  10118                          Leading Edge Packaging, Inc.
("350 Fifth")                                350 Fifth
                                             (Marketing wholesaler and
                                             distribution of consumer product
                                             packagings)

                                             Andrew-Case International Limited
                                             c/o L.B. Saw & Associates
                                             17th Floor
                                             China Insurance Building
                                             48 Cameron Road
                                             TST Kowloon, Hong Kong
                                             (International corporate finance
                                             and trading)

Mathew E. Hoffman, Esq.                      Director of Kent
757 Third Avenue, 6th Floor
New York, NY  10017                          Partner
("757 Third")                                Rosen & Reade, a Law Firm
                                             757 Third



                                   EXHIBIT C

                  Transactions in Shares for the Past 60 Days


                                    NUMBER OF               PRICE
  DATE                            SHARES PURCHASED          PER SHARE*
--------                          ----------------          ----------

10/07/96                               60                      .875
10/11/96                              500                     1.25
10/15/96                              800                     1.25
10/16/96                            7,600                     1.25
11/27/96                            9,000                     1.375





*   Exclusive of brokerage commissions.

